
Mail Stop 4720

April 4, 2017

James R. Bosley, Jr.
President and Chief Executive Officer
Farmers and Merchants Bancshares, Inc.
4510 Lower Beckleysville Road, Suite H
Hampstead, MD 21074

> **Re:** **Farmers and Merchants Bancshares, Inc.**
> **Registration Statement on Form 10**
> **Filed March 8, 2017**
> **File No. 000-55756**

Dear Mr. Bosley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Loans, page 24

1. We note your disclosure on page 27 that a nonaccrual loan is returned to current status when the prospects of future contractual payments are not in doubt. Please tell us and revise future filings to disclose in greater detail how you determine that the prospects of future contractual payments are not in doubt in order to return a nonaccrual loan to accrual status.

Interest Rate Risk, page 38

2. We note your Economic Value of Equity analysis presented for both 2015 and 2016. In that simulation it appears that you are exposed to both an increase as well as a further decrease in

interest rates. Please tell us the particular aspects of your assets and liabilities, including any particular maturity gap, which might cause you to be at risk in both a rising and falling environment. Consider changes to the Management's Discussion, as well as the second risk factor on page 13 based on your response.

Recent Sales of Unregistered Securities, page 55

3. Please tell us whether the company has continued to issue shares under its dividend reinvestment plan since the holding company reorganization. If the company plans to continue to offer the reinvestment plan, please tell us whether you plan to register the offer and sale of shares under the plan, or provide us with your analysis as to the exemption from registration you plan to rely on for those sales.

Notes to Consolidated Financial Statements

Note 15. Fair Value, page 88

4. We note your disclosure on page 89 that you have other real estate owned and impaired loans that are based on Level 3 fair value measurements on a non-recurring basis for the periods presented. Please include information about the valuation technique(s) and significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb). In addition, please indicate the frequency of appraisals and whether they are conducted by internal or third parties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit, Staff Accountant, at (202) 551-5909 or H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636, or me, at (202) 551-3419, with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Andrew Bulgin
        Gordon Feinblatt LLC